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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                            AMENDMENT NO. 35 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


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                              AMP INCORPORATED
                         (NAME OF SUBJECT COMPANY)

                        PMA ACQUISITION CORPORATION
                        A WHOLLY OWNED SUBSIDIARY OF
                             ALLIEDSIGNAL INC.
                                  (BIDDER)

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                 031897101
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PETER M. KREINDLER, ESQ.
                             ALLIEDSIGNAL INC.
                             101 COLUMBIA ROAD
                        MORRISTOWN, NEW JERSEY 07692
                               (973) 455-5513

                              ----------------

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                 Copies to:
                           ARTHUR FLEISCHER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8120


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


                          SCHEDULE 13D AND 14D-1

CUSIP No. 031897101


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          ALLIEDSIGNAL INC. (E.I.N.: 22-2640650)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                          (b)  [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

          BK, WC, OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS

     2(d) or 2(c)                                              [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,000,100 Common Shares
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8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                               [ ]
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          9.1% of outstanding Common Shares
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10.  TYPE OF REPORTING PERSON

          HC and CO
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
                          SCHEDULE 13D AND 14D-1

CUSIP No. 031897101


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          PMA ACQUISITION CORPORATION (E.I.N.: 22-3610482)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                          (b)  [X]
-----------------------------------------------------------------------

3.   SEC USE ONLY

-----------------------------------------------------------------------

4.   SOURCE OF FUNDS

          BK, WC, OO
-----------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS

     2(d) or 2(c)                                              [ ]
-----------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,000,100 Common Shares
-----------------------------------------------------------------------

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                               [ ]
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          9.1% of outstanding Common Shares
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10.  TYPE OF REPORTING PERSON

          CO
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



     This Amendment to Schedule 14D-1 filed by PMA Acquisition Corporation, a Delaware corporation, a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation, in connection with its pending tender offer for up to 20,000,000 shares of common stock, without par value, (the "Common Stock") of AMP Incorporated, a Pennsylvania corporation (the "Company"), also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Offeror of beneficial ownership of shares of Common Stock of the Company. The Schedule 14D-1 is hereby amended as follows:

          ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 4 is hereby amended and supplemented by the following:

          (a) - (b) On October 9, 1998, Parent entered into a Revolving Credit Agreement (the "Credit Agreement") among Parent, Bank of America NT&SA, Banque Nationale de Paris, Barclays Bank PLC, Citibank, N.A., Deutsche Bank AG and Morgan Guaranty Trust Company of New York (collectively, the "Lenders") and Citibank, N.A., as Agent. Pursuant to the Credit Agreement, the Lenders agreed to lend to Parent and its designated subsidiaries up to $900,000,000 to finance the acquisition of Shares in the Offer and for general corporate purposes, including commercial paper backstop.

          Loans under the Credit Agreement are repayable 364 days after October 7, 1998 (the "Commitment Termination Date") unless Parent elects to convert the loans into a term loan (the "Term Loan Conversion Option"), in which case the loan will be repayable no later than the first anniversary of the Commitment Termination Date.

          To the extent Parent elects, loans outstanding under the Credit Agreement will bear interest at a rate based on (i) the base rate plus a margin of 0% or (ii) the Eurocurrency rate plus a margin ranging from (x) if Parent has not elected the Term Loan Conversion Option, 0.17% to 0.5% and (y) if Parent has elected the Term Loan Conversion Option, 0.225% to 0.7%, in each case, depending on Parent's long term senior unsecured non-credit enhanced debt rating.

          On October 9, 1998, Parent also signed commitments with Banque Nationale de Paris, Barclays Capital, the investment banking division of Barclays Bank PLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., NationsBanc Montgomery Securities LLC and Salomon Smith Barney Inc. (collectively, the "Arrangers") in connection with a 364 day revolving credit facility in the amount of $7,000,000,000 (the "364 Day Facility") and a five year revolving credit facility in the amount of $2,250,000,000 (the "5 Year Facility"). The purpose of these facilities is to finance the acquisition of the Company and for general corporate purposes, including commercial paper backstop.

          The Arrangers have committed to provide $4,750,000,000 of the 364 Day Facility and the 5 Year Facility, subject to certain terms and conditions, including successful syndication of the balance of these facilities. The Arrangers have agreed to use best efforts to complete that syndication.

          The 364 Day Facility has a term of 364 days, subject to the Company's ability to request extensions for additional 364 day periods. In addition, Parent may elect the Term Loan Conversion Option with respect to $4,000,000,000 of loans under the 364 Day Facility on the same basis as that for the Credit Agreement.

          The 5 Year Facility has a term of five years.

          It is currently anticipated that, to the extent Parent elects, loans under the 364 Day Facility will bear interest at (i) the base rate plus a margin of 0% and (ii) the Eurocurrency rate plus a margin ranging from (x) if Parent has not elected the Term Loan Conversion Option, 0.17% to 0.5% and (y) if Parent has elected the Term Loan Conversion Option, 0.225% to 0.7%, in each case depending on Parent's long term senior unsecured non-credit enhanced debt ratings.

          It is currently anticipated that, to the extent Parent elects, loans under the Five Year Facility will bear interest at (i) the base rate plus a margin of 0% and (ii) the Eurocurrency rate plus a margin ranging from 0.15% to 0.45%, depending on Parent's long term senior unsecured non-credit enhanced debt ratings.

          ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6 is hereby amended and supplemented by the following:

          (a) - (b) The Offer expired in accordance with its terms at 12:00 Midnight, New York City time, on October 8, 1998. In connection therewith, on October 9, 1998, Parent issued a press release announcing, among other things, that, as of the Expiration Date, (1) a total of 156,555,508 Shares had been tendered under the Offer and (2) payment for Shares is expected to commence promptly after the proration factor has been determined, and Shares not purchased will be returned to shareowners. On the same day, Parent issued a press release announcing a proporation of approximately 12.8% of the Shares tendered.

                 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(71) Form of Credit Agreement among Parent as Borrower, Citibank, N.A. as Agent and various Lenders.

(a)(72) Form of Commitment Letter and Term Sheets relating certain Parent financing commitments.

(a)(73)   Press Release issued by Parent on October 9, 1998.

(a)(74)   Press Release issued by Parent on October 9, 1998.
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                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 1998

                                       PMA ACQUISITION CORPORATION


                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Vice President, Secretary
                                               and Director

                                       ALLIEDSIGNAL INC.

                                       By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Name: Peter M. Kreindler
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Secretary